UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayers’ ID
No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”), through its undersigned Investor Relations Officer, in response to the Official Letter No. 174/2015/CVM/SEP/GEA-1, received on June 10, 2015 (Attachment), which calls for manifestation on the news published on June 9, 2015 in REUTERS media, under the headline “Cade introduces lawsuit against banks on practices against free competition”, informs its shareholders and the general public that so far has not received or had access to any process of the Conselho Administrativo de Defesa Econômica – CADE (Administrative Council of Economic Defense) in accordance with the terms mentioned in the referred news.

Bradesco also clarifies that it adopts and supports best practices of free competition and that, in the case of receipt of any notification, will adopt the necessary measures.

Cidade de Deus, Osasco, SP, June 11, 2015.

Sincerely,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

Should  you  have  any  questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

ATTACHMENT

Official Letter no. 174/2015/CVM/SEP/GEA-1

Rio de Janeiro, June 9, 2015

To Mr.

Luiz Carlos Angelotti

Investor Relations Officer of

BANCO BRADESCO S.A.

Núcleo Cidade de Deus - Prédio Vermelho, 4º andar - Vila Yara

Osasco – SP

CEP: 06029-900

Fax: (11) 3684-4630 /Telephone: (11) 3681-4011

E-mail: 4000.diretoria@bradesco.com.br

c/c: gre@bvmf.com.br

SUBJECT:             Request for Clarifications on News Article

Mr. Officer,

1.                                          In reference to news article published on June 9, 2015, in REUTERS media, under the headline “Cade introduces lawsuit against banks on practices against free competition”, whose content is transcribed bellow:

“The Conselho Administrativo de Defesa Econômica (Administrative Council of Economic Defense) (Cade) introduced lawsuit against Itaú Unibanco, Caixa Econômica Federal, Santander Brasil, Bradesco, Banrisul and Banco de Brasília banks under the antitrust law 12,529/2011.

According to the order published in the Official Gazette on Tuesday, the investigation refers to article 36 of the law, which mentions violation of economic order which would restrict, distort or in any way harm free competition or free enterprise.

Due to the lack of evidence of violation to the economic order, the General Superintendence of the Cade suggested archiving the administrative inquiry against Banestes, Banese, Banpará and HSBC banks.”

2.                                          In this regard, we ask you: (i) to confirm whether the Company has been already notified by CADE; and (ii) to notify the measures adopted or that the Company intends to adopt with regard to the subject.

3.                                          Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/BOVESPA Requests, subject: News Published in the Media, which shall include the transcript of this official letter.

4.                                          We emphasize that, in accordance with article 3 of CVM Instruction No. 358/02, it is incumbent on the Investor Relations Officer to disclose and communicate CVM and, if appropriate, the stock exchange and over-the-counter market entity where the securities issued by the company are admitted to trading, any material act or fact occurred or related to its businesses, as well as to ensure its wide and immediate dissemination at the same time in all the markets where such securities are admitted to trading.

ATTACHMENT

5.                                          We still remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, of inquiring the managers and controlling shareholders of the Company, in order to ascertain whether they would have knowledge of information that should be disclosed to the market.

6.                                          We bring to your mind that, for proper legal purposes, the non-compliance with the information request, within 1 business day, shall subject the Company, based on item II, of article 9, of Law No 6,385/1976, and article 7, combined with article 9, of CVM Instruction No. 452/2007, to application of coercive fine in the amount of R$1,000.00 (one thousand reais), without prejudice to any determination of responsibility for noncompliance.

                         Sincerely,

Josimar Malheiros de Souza Júnior	Fernando Soares Vieira
Company Monitoring Manager 1 In-office	Companies Relations Superintendent

CJP

We declare that this present instrument is a free English translation of the Official Letter No. 174/2015/CVM/SEP/GEA-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.